Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100 www.cisco.com

January 24, 2011

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed on September 21, 2010
File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (“Cisco”), this is to confirm that on January 21, 2011 Cisco received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated January 3, 2011. As Prat Bhatt and Evan Sloves of Cisco discussed with Robert Benton of the Staff, Cisco will provide its response to the Staff’s comments within 10 business days from January 21, 2011 (by February 4, 2011).

Should you have any questions or comments, please contact me at (408) 527-0448, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Prat Bhatt

Prat Bhatt
Vice President and
Principal Accounting Officer

cc:	Robert Benton, Securities and Exchange Commission

John T. Chambers, Cisco Systems, Inc.

Frank A. Calderoni, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Evan Sloves, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Stephen Darcy, PricewaterhouseCoopers LLP